Exhibit 99

KonaTel Reports Second Quarter 2022 Results

Revenue Increased 76% Year-Over-Year to $5.1 Million as Mobile Services Continues to Scale

Additional Capital Strengthens Balance Sheet and Supports Accelerating Growth

DALLAS, August 15, 2022 -- KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for the second quarter and six-month period ended June 30, 2022.

Second Quarter 2022 Financial Summary and Recent Business Highlights

•	Revenues of $5.1 million, up 75.8% compared to the second quarter last year and up 21.2% compared to the first quarter of this year.
•	Gross profit of $443,000, down 69.2% compared to the second quarter last year. Gross profit temporarily down due to increased customer acquisition costs (recognized at activation per U.S. accounting guidelines) during this period of intentional rapid growth.
•	GAAP net loss of $(1.5) million, or $(0.04) per share, compared to GAAP net income of $341,000, or $0.01 per share, in the second quarter last year.
•	Non-GAAP net loss of $(1.2) million, or $(0.03) per diluted share, compared to non-GAAP net income of $592,000, or $0.01 per diluted share, in the second quarter last year.
•	Secured $3.2 million in debt financing to accelerate growth of Mobile Services.

D. Sean McEwen, Chairman and CEO of KonaTel stated, “We grew our second quarter revenue by 76% year-over-year and 21% sequentially, which demonstrates accelerating momentum in the scaling of our business. Since the first quarter of this year, we increased our mobile customer base 130% by investing in the acquisition of new customers and additional management and support infrastructure to accommodate a substantial increase in our customer base without a significant future increase to general and administrative costs. We have a highly attractive business model with a diverse revenue base and a high degree of operating leverage. Each new mobile customer brings additional revenue and margin contribution and serves as a lever for future cash flows. The strength of our business is further reinforced by government support and the critical role wireless data and voice services play in our lives. As one of only a limited number of FCC approved national wireless resellers under recently expanded government programs, we are moving aggressively to leverage our first mover advantage and capture new customers at a rapid pace.”

McEwen continued, “As we expected and discussed with our first quarter report, second quarter margins were impacted by the significant acceleration of our Mobile Services business as upfront costs to acquire new customers are expensed as incurred under U.S. accounting guidelines. We expect our margins to improve through the remainder of this year and into next year as we begin to recover customer acquisition costs that were incurred at the start of our growth cycle. There is a natural tension in our business between growth, profitability and customer churn, and we are committed to striking a balance that does not sacrifice one for another. We are fortunate to operate a business model that allows us to scale rapidly and with our stepped approach to growth, recover customer acquisition costs quickly and manage our churn rate. New term financing of $3.2 million strengthened our balance sheet and serves as a working capital bridge during this period of exponential growth. The economics of our business are solid, and the investments we are making today are a catalyst for accelerating growth and increasing shareholder value.”

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Quarterly Financial Summary (Q2 2022 vs. Q2 2021)

Revenue of $5.1 million, an increase of 75.8% compared to $2.9 million. The increase was due to growth in the Mobile Services segment. Mobile Services expansion continued under the Lifeline and Affordable Connectivity Program (ACP). The revenues were derived as a result of delivering high-speed mobile data service to low-income consumers.

Gross profit was $443,000, or 8.6% gross profit margin, compared to $1.4 million, or 49.3% gross profit margin. The decline in gross profit was due to up-front costs incurred by accelerating growth to acquire new customers in the Mobile Services segment. Mobile customer acquisition costs are not amortized over the average life of the customer but are generally recognized at the start of service and typically recovered within 120 days after activation. Mobile customer acquisition costs for the second quarter 2022 was $2.7 million compared to $45,000 for the second quarter of 2021.

Total operating expenses were $1.8 million, up 72.2% compared to $1.1 million. This increase was primarily due to additions in payroll and related expenses resulting from the hiring of operations management and customer support positions in the Apeiron Systems and IM Telecom subsidiaries.

GAAP net loss was $(1.5) million, or $(0.04) per diluted share (based on 41.6 million weighted average shares), compared to net income of $341,000, or $0.01 per diluted share (based on 44.2 million weighted average shares). The loss for the three months ended June 30, 2022, was impacted by an acceleration of growth in the Mobile Services segment that increased customer acquisition costs, which are recorded in full at the time of customer activation.

Non-GAAP net loss was $(1.2) million, or $(0.03) per diluted share, compared to Non-GAAP net income of $592,000, or $0.01 per diluted share.

Year-to-Date Financial Detail (First Six Months of 2022 vs. First Six Months of 2021)

Revenues increased 76.2% to $9.4 million compared to $5.3 million, reflecting a 1.8% increase in Hosted Services revenues and a 159.0% increase in Mobile Services revenues.

Gross profit was $2.1 million, or 22.4% gross profit margin, compared to gross profit of $2.3 million, or 44.3% gross profit margin. The decline in gross profit was due to up-front costs incurred by accelerating growth to acquire new customers in the Mobile Services segment. Mobile customer acquisition costs are not amortized over the average life of the customer but are generally recognized at the start of service and typically recovered within 120 days after activation. Mobile customer acquisition costs for the first six months of 2022 were $3.5 million compared to $123,000 for the first six months of 2021.

Total operating expenses were $3.4 million, up 60.7% compared to $2.1 million. This increase was due primarily to additions in payroll and related expenses resulting from the hiring of operations management and customer support positions in Apeiron Systems and IM Telecom subsidiaries.

GAAP net loss was $(1.5) million, or $(0.04) per diluted share (based on 41.6 million weighted average shares), compared to net income of $108,000, or $0.00 per diluted share (based on 44.2 million weighted average shares).

Non-GAAP net loss was $(1.1) million, or $(0.03) per diluted share, compared to non-GAAP net income of $624,000, or $0.01 per diluted share.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic “as a service” (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy

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interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized wireless Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, authorized to provide government subsidized cellular service to low-income American families. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen
(214) 323-8410
inquiries@konatel.com

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KonaTel, Inc.

Consolidated Balance Sheets

	June 30, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	$2,430,966	$932,785
Accounts Receivable, net	1,421,026	1,274,687
Inventory, Net	1,007,206	566,839
Prepaid Expenses	10,124	79,467
Other Current Asset	164	164
Total Current Assets	4,869,486	2,853,942

Property and Equipment, Net	42,712	48,887

Other Assets
Intangible Assets, Net	845,377	807,775
Other Assets	120,970	154,297
Investments	10,000	10,000
Total Other Assets	976,347	972,072
Total Assets	$5,888,545	$3,874,901

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$1,239,530	$930,449
Loans Payable, net of origination fees	2,984,181	—
Right of Use Operating Lease Obligation - current	60,452	50,672
Total Current Liabilities	4,284,163	981,121

Long Term Liabilities
Right of Use Operating Lease Obligation - long term	165,554	136,445
Note Payable - long term	—	150,000
Total Long Term Liabilities	165,554	286,445
Total Liabilities	4,449,717	1,267,566
Commitments and contingencies
Stockholders' Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 41,615,406 outstanding and issued at June 30, 2022 and 41,615,406 outstanding and issued at December 31, 2021	41,615	41,615
Additional Paid In Capital	8,265,520	7,911,224
Accumulated Deficit	(6,868,307)	(5,345,504)
Total Stockholders' Equity	1,438,828	2,607,335
Total Liabilities and Stockholders' Equity	$5,888,545	$3,874,901

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KonaTel, Inc.

Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$5,123,097	$2,913,873	$9,350,954	$5,306,711
Cost of Revenue	4,680,530	1,476,485	7,261,127	2,958,162
Gross Profit	442,567	1,437,388	2,089,827	2,348,549

Operating Expenses
Payroll and Related Expenses	1,238,979	588,328	2,371,294	1,180,871
Operating and Maintenance	717	—	1,359	—
Bad Debt	29,078	—	29,133	—
Professional Services	145,477	59,602	294,647	143,725
Utilities and Facilities	39,348	18,995	75,035	70,797
Depreciation and Amortization	2,059	213,552	6,176	427,105
General and Administrative	119,316	37,616	180,233	145,661
Marketing and Advertising	37,357	1,637	85,027	12,723
Application Development Costs	115,089	119,740	249,694	119,740
Taxes and Insurance	92,281	16,850	123,660	24,695
Total Operating Expenses	1,819,701	1,056,320	3,416,258	2,125,317

Operating Income/(Loss)	(1,377,134)	381,068	(1,326,431)	223,232

Other Income and Expense
Interest Expense	(47,146)	(7,514)	(71,176)	(9,756)
Other Expenses	(54,073)	(32,469)	(125,196)	(105,113)
Total Other Income and Expenses	(101,219)	(39,983)	(196,372)	(114,869)

Net Income (Loss)	$(1,478,353)	$341,085	$(1,522,803)	$108,363

Earnings (Loss) per Share
Basic	$(0.04)	$0.01	$(0.04)	$0.00
Diluted	$(0.04)	$0.01	$(0.04)	$0.00
Weighted Average Outstanding Shares
Basic	41,615,406	40,692,286	41,615,406	40,692,286
Diluted	41,615,406	44,217,286	41,615,406	44,217,286

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